UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.

(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☒     No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

2

Index to Unaudited Condensed Consolidated Interim Financial Statements

3

China Ceramics Co., Ltd. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
	Notes	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	5	206,469	259,985	340,629	469,762

Cost of sales		(174,268)	(224,219)	(290,395)	(420,173)

Gross profit		32,201	35,766	50,234	49,589

Other income	5	5,285	259	8,202	421
Selling and distribution expenses		(2,627)	(2,712)	(7,017)	(5,439)
Administrative expenses		(5,497)	(5,583)	(11,767)	(11,039)
Finance costs	6	(33)	(974)	(735)	(2,082)
Other expenses		(3,376)	(350)	(4,438)	(696)

Profit/(loss) before taxation	6	25,953	26,406	34,479	30,754

Income tax expense	7	(2,468)	(7,170)	(4,984)	(8,750)

Profit/(loss) attributable to shareholders		23,485	19,236	29,495	22,004

Other comprehensive income
Exchange differences on translation of financial statements of foreign operations		182	(5)	(1,552)	(2)
Total comprehensive income/(loss) for the period		23,667	19,231	27,943	22,002

Earnings/(loss) per share
Basic (RMB)	8	8.65	7.53	10.96	8.62
Diluted (RMB)	8	7.81	7.53	9.81	8.62

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Financial Position

		As of
	Notes	June 30, 2016 RMB’000	December 31, 2015 RMB’000
		(Unaudited)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment		369,518	409,855
Investment property		17,946	-
Land use rights		15,623	15,809
Goodwill		-	-
Deferred tax asset		11,074	9,584

		414,161	435,248
Current assets
Inventories	9	271,819	306,853
Trade receivables	10	626,760	509,903
Other receivables and prepayments		14,514	18,830
Restricted cash	13	-	41,672
Cash and bank balances		3,324	514

		916,417	877,772

Current liabilities
Trade payables	11	130,192	110,267
Accrued liabilities and other payables	12	35,068	35,177
Interest-bearing bank borrowings	13	-	40,076
Amount owed to a related party	16	35,075	33,963
Income tax payable		5,413	5,293

Current liabilities		205,748	224,776

Net current assets		710,669	652,996

Non-current liabilities
Deferred tax liabilities		1,404	1,404

Net assets		1,123,426	1,086,840

EQUITY
Share capital	14	150	137
Reserves		1,123,276	1,086,703

Total shareholder’s equity		1,123,426	1,086,840

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Changes in Equity (Unaudited)

					Share
			Reverse		-based				Currency
	Share	Share	Recapitalization	Merger	payment	Statutory	Capital	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	reserve	earnings	reserve	equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Note 14)						(Note 6)
Balance at January 1, 2016	137	659,507	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,086,840
Issuance of new shares	13	8,630	-	-	-	-	-	-	-	8,643
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Transactions with owners	150	668,137	(507,235)	58,989	123,513	134,688	61,266	554,917	1,058	1,095,483
Net profit for the period	-	-	-	-	-	-	-	29,495	-	29,495
Other comprehensive income - Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-		-	(1,552)	(1,552)
Total comprehensive income for the period	-	-	-	-	-	-	-	29,495	(1,552)	27,943
Transfer to statutory reserve	-	-	-	-	-	13	-	(13)	-	-
Dividend declared	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2016	150	668,137	(507,235)	58,989	123,513	134,701	61,266	584,399	(494)	1,123,426

Balance at January 1, 2015	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Issuance of new shares	-	-	-	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	-	-	-	-	-	-
Transactions with owners	137	659,507	(507,235)	58,989	123,513	127,905	61,266	924,112	(570)	1,447,624
Net profit for the period	-	-	-	-	-	-	-	22,004	-	22,004
Other comprehensive income - Exchange differences on translation of financial statements of foreign operations	-	-	-	-	-	-		-	(2)	(2)
Total comprehensive income for the period	-	-	-	-	-	-	-	22,004	(2)	22,002
Transfer to statutory reserve	-	-	-	-	-	-	-	-	-	-
Dividend declared	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015	137	659,507	(507,235)	58,989	123,513	127,905	61,266	946,116	(572)	1,469,626

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

China Ceramics Co., Ltd. And Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2016	2015	2016	2015
	Notes	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation		25,953	26,406	34,479	30,754
Adjustments for
Amortization of land use rights	6	94	167	187	334
Depreciation of property, plant and equipment	6	11,168	16,994	22,390	34,016
Loss/(gain) on disposal of property, plant and equipment	6	-	-	-	(2)
Write down of inventories	9	(777)	(505)	(1,204)	7,555
Finance costs	6	84	974	786	2,082
Interest income	5	(17)	(265)	(1,754)	(390)
Foreign exchange loss/(gain)	5	-	6	-	(30)
Operating cash flows before working capital changes		36,505	43,777	54,884	74,319
Decrease/(increase) in inventories		3,650	6,036	36,238	7,393
(Increase)/decrease in trade receivables		(119,019)	(24,235)	(116,857)	88,663
(Increase)/decrease in other receivables and prepayments		12,148	(5,635)	4,315	(7,532)
Increase in trade payables		72,196	38,891	19,925	42,206
Increase in accrued liabilities, other payables and amount owed to a related party		(4,859)	1,004	1,004	1,469
Cash generated from/(used in) operations		621	59,838	(491)	206,518
Interest paid		(84)	(983)	(786)	(2,094)
Income tax paid		(2,406)	(4,248)	(6,354)	(8,654)
Net cash generated from/(used in) operating activities		(1,869)	54,607	(7,631)	195,770

Cash flows from investing activities
Proceed from disposal of property, plant and equipment		-	-	-	50
(Increase)/decrease in restricted cash		-	-	41,672	-
Interest received		17	265	1,754	390
Net cash generated from investing activities		17	265	43,426	440

Cash flows from financing activities
Dividend paid		-	-	-	(1,505)
Proceeds from short-term loan		-	-	-	35,000
Repayment of short-term loans		-	-	(40,076)	(35,000)
Issue of share capital		3,518	-	8,643	-
Net cash generated from/(used in) financing activities		3,518	-	(31,433)	(1,505)

Net increase/(decrease) in cash and cash equivalents		1,666	54,872	4,362	194,705
Cash and cash equivalents, beginning of period		1,474	200,983	514	61,155
Effect of foreign exchange rate differences		184	-	(1,552)	(5)

Cash and cash equivalents, end of period		3,324	255,855	3,324	255,855
Non-cash transactions:-
Cash and cash equivalents, end of period		3,324	255,855	3,324	255,855
Payment of dividends funded by deposit to a stock transfer agent		-	-	-	-
Restricted cash funded by a related party		-	-	-	-
Loss on derivative financial instruments funded by a related party		-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Global Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2015 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2016 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 28, 2016.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2015 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2016 annual financial statements. Details of any changes in accounting policies are set out in note 3.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2015 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Company:

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4.	ESTIMATES

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

8

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

5.	REVENUE, OTHER INCOME AND SEGMENT REPORTING

(a)	Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Company’s revenue and other income is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue
Sale of goods	206,469	259,985	340,629	469,762

Other income
Interest income	17	265	1,754	390
Rental income	3,537	-	4,717	-
Reversal of litigation fee	1,731	-	1,731	-
Foreign exchange gains/(losses)	-	(6)	-	29
Gain on disposal of property, plant and equipment	-	-	-	2
	5,285	259	8,202	421

(b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

9

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

6.	PROFIT/(LOSS) BEFORE TAXATION

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000

Finance costs
Interest on bank borrowings	33	974	735	2,082

Cost of inventories recognized as an expense (1)	173,689	222,781	289,352	417,691
Depreciation	11,168	16,994	22,390	34,016
Amortization of land use rights	94	167	187	334
Loss/(gain) on disposal of property, plant and equipment	-	-	-	(2)
Operating lease charges	3,476	3,084	6,952	5,972
Research and development costs (2)	143	321	261	645
Staff costs (including key management personnel remuneration (Note 16))	14,360	17,380	23,170	31,899

(1)	For the three months ended June 30, 2016, cost of inventories recognized as expense included staff costs of RMB12.1 million (2015: RMB15.0 million), depreciation and amortization expense of RMB18.7 million (2015: RMB16.8 million), operating lease charges of RMB3.5 million (2015: RMB3.1 million) and reversal of write down of inventories of RMB1.8 million (2015: RMB0.5), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

For the six months ended June 30, 2016, cost of inventories recognized as expense included staff costs of RMB18.0 million (2015: RMB27.4 million), depreciation and amortization expense of RMB18.3 million (2015: RMB33.6 million), operating lease charges of RMB7.0 million (2015: RMB6.0 million) and write down of inventories of RMB1.4 million (2015: RMB7.6 million), which amounts are also included in the respective total amounts disclosed separately for each of these types of expenses.

(2)	All research and development costs represented staff costs, which amounts are also included in the respective staff costs disclosed separately above.

10

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

7.	INCOME TAX EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000

Current Tax:
PRC Income Tax	4,189	5,167	6,475	9,406
Under (over)-provision of PRC Income Tax in prior year	(1)	63	(1)	63
	4,188	5,230	6,474	9,469
Deferred tax expense/(credit)	(1,720)	1,940	(1,490)	(719)
	2,468	7,170	4,984	8,750

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction in 2015 and 2016.

Hong Kong Profits Tax

The subsidiary in Hong Kong is subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5%. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong in 2015 and 2016.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate is 25%.

8.	EARNINGS/(LOSS) PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Profit/(loss) attributable to shareholders (RMB’000)	23,485	19,236	29,495	22,004

Weighted average number of ordinary shares outstanding used in computing basic earnings/(loss) per share	2,714,898	2,553,855	2,714,898	2,553,855
Weighted average number of ordinary shares outstanding used in computing diluted earnings/(loss) per share	3,007,284	2,553,855	3,007,284	2,553,855

Earnings/(loss) per share
‒ Basic (RMB)	8.65	7.53	10.86	8.62
‒ Diluted (RMB)	7.81	7.53	9.81	8.62

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China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

9.	INVENTORIES

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Raw materials	28,749	30,226
Work in progress	5,657	5,657
Finished goods	237,413	270,970
	271,819	306,853

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	171,862	223,286	287,952	410,136
(Reversal of write down)/write down of inventories (included in cost of sales)	1,827	(505)	1,400	7,555
	173,689	222,781	289,352	417,691

10.	TRADE RECEIVABLES

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Trade receivables	626,760	509,903
Less: provision for impairment	-	-
	626,760	509,903

The Company’s trade receivables are denominated in Renminbi and non-interest bearing. In 2011, the credit period granted to distributors was generally for a period within 90 days. Since the end of 2012, the Company has extended the collection period to 150 days to address funding pressures of its distributors. Other customers were granted a credit period of 120 days in 2015 and 2016.

All of the trade receivables are expected to be recovered within one year.

An aging analysis of trade receivables that were neither past due nor impaired or past due but not impaired, is as follows:

		Past due but not impaired
	Neither past due nor impaired	Less than 30 days	31 to 120 days	Over 120 days	Sub-total	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
June 30, 2016	356,654	41,882	193,710	34,514	270,106	626,760
December 31, 2015	509,903	-	-	-	-	509,903

Receivables that were neither past due nor impaired, and past due but not impaired relate to a large number of customers for whom there was no recent history of default. All amounts are short-term. The Company does not hold any collateral over these receivables.

As of December 31, 2015, the Company is exposed to certain credit risks as 8% and 22% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

As of June 30, 2016, the Company is exposed to certain credit risks as 7% and 24% of the total trade receivables were due from the Company's largest and the five largest customers, respectively.

12

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

11.	TRADE PAYABLES

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Trade payables	130,192	110,267

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Deposits received from distributors	19,800	20,200
VAT payables	1,729	713
Provision for litigation (Note 18)	-	5,274
Accrued salary	4,627	3,469
Accrued rent, electricity and water	4,029	2,287
Accrued other taxes	2,074	1,651
Rental income received in advance	2,358	-
Others	451	1,583
	35,068	35,177

Deposits received represent deposits from the Company’s distributors. The Company usually requests a deposit from RMB400,000 to RMB1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.	INTEREST-BEARING BANK BORROWINGS (SECURED)

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Short-term bank borrowings - repayable within one year – shown under current liabilities	-	40,076

The Company’s banking facilities are pledged by bank deposits, the Company’s buildings and land use rights, land use rights of third parties and guaranteed by related parties, a subsidiary of the Company and third parties.

14.	SHARE CAPITAL

	As of
	June 30, 2016			December 31, 2015
	Number			Number
	of shares	‘000		of shares	‘000
Authorized:
Ordinary shares of US$0.001 each
At January 1, 2015, December 31, 2015 and June 30, 2016	51,000,000	US$	51	51,000,000	US$	51

Issued, outstanding and fully paid:
At January 1, 2015, December 31, 2015 and June 30, 2016	2,800,110	RMB	150	2,553,855	RMB	137

13

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

15.	DIVIDENDS

The Company paid a cash dividend of US$0.10 (equivalent to RMB0.61) per share each on July 13, 2013 and January 14, 2014, respectively, to its shareholders which totaled in aggregate US$4.1 million (equivalent to RMB24.9 million gross, RMB23.66 million net of 5% PRC withholding tax).

The Company paid a cash dividend of US$0.0125 (equivalent to RMB0.08) per share each on July 14, 2014 and January 14, 2015, respectively, to its shareholders which totaled in aggregate US$0.5 million (equivalent to RMB3.2 million gross, RMB3.01 million net of 5% PRC withholding tax).

No other dividend was declared or paid for the period ended June 30, 2016,

16.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Apart from those discussed elsewhere in these financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000
Key management personnel remuneration
‒ Salaries and related cost	210	373	414	727
‒ Share-based compensation	-	-	-	-
‒ Retirement scheme contribution	5	5	10	10
	215	378	424	737

(b)	Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 35.67% equity interests of the Company as of September 28, 2016 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB33,963,000 and RMB35,075,000 as of December 31, 2015 and June 30, 2016, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

14

China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

17.	COMMITMENTS

(a)	Operating lease commitments

The Company leases production factories, warehouses and employees’ hostel from unrelated parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Company under non-cancellable operating leases are payable as follows:

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Within one year	6,907	13,902
After one year and within five years	40,292	47,499
	47,199	61,401

The leases typically run for an initial period of three to five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased every five years to reflect market rentals. None of the leases includes contingent rentals.

(b)	Other commitments

The Company had the following other commitments:

	As of
	June 30, 2016	December 31, 2015
	RMB’000	RMB’000
Advertising expenditure contracted but not provided for in the financial statements	4,595	5,584

18.	LITIGATIONS

During 2014, several putative class action complaints were filed in the United States District Court for the Southern District of New York against the Company and various current and former directors and officers asserting claims of violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants, and asserting claims for violations of Section 20(a) of the Exchange Act against the individual defendants; and pursuing remedies under the Exchange Act.

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of US$850,000 (equivalent to approximately RMB5,274,000), consisting of a combination of cash of US$310,000 and the Company’s common stock of US$540,000. The settlement is subject to the execution of a mutually acceptable settlement agreement and the approval of the settlement by the Court. A charge for the settlement amount is included as an expense item in the Company’s financial statements in the second half of 2014.

On May 29, 2015, the Company executed a settlement stipulation with the Plaintiffs in the class action litigation, memorializing the terms of the settlement; and the parties to the litigation filed the same with the Court. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015 pursuant to court order. The settlement is subject to Court approval.

On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation.

On January 6, 2016, the United States District Court for the Southern District of New York (the “Court”) held a final hearing to consider approval of the settlement, and on April 22, 2016, it issued a final order approving the settlement and ordering that the parties file a stipulation voluntarily dismissing the action on or before May 23, 2016 or, in the alternative, to file a joint letter by the same deadline stating the reasons for the delay in filing such a stipulation.

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China Ceramics Co., Ltd. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Under the terms of Court’s final order approving the settlement issued on April 22, 2016, the number of common shares issuable by the Company is determined by the dividing $540,000 by the average closing price of the Company’s common shares on the ten days preceding the final approval hearing, which took place on January 6, 2016. That provision resulted in the Company being obligated to issue 554,415 common shares (which equates to 69,302 shares after the 1 for 8 reverse stock split recently implemented by the Company), all of which shares were freely tradeable. The Counsel for the Lead Plaintiffs in the litigation subsequently sought to renegotiate the date for the determination of the number of shares issuable in the settlement. The Court requested submissions from the Company and the individual defendants with respect to the issues raised by the Counsel for the lead plaintiffs and all of the submissions were filed by May 24, 2016.

On June 20, 2016, the Court denied the request by the Counsel for the Lead Plaintiffs to modify the terms of the Settlement. As a result of the Court's order, the terms and provisions of the Settlement remain unchanged and the case was closed on August 2, 2016. A charge for the settlement amount is included as an expense item in our fiscal 2014 financial statements and RMB1.7 million attributable to recognition of the over-provision of funds for the settlement of litigation was included in Other Income in the Company’s financial statements for the second quarter of 2016.

19.	EVENTS AFTER THE REPORTING PERIOD

Pursuant to the public offering of securities dated February 3, 2016, the Company sold 1,428,571 ordinary shares at a price of $0.63 per share, 1,428,571 Class A Warrants to purchase one common share per warrant and 1,428,571 Class B Warrants to purchase one common share per warrant. The Class A Warrants have an exercise price of $0.63 per share and the Class B Warrants have an exercise price of $0.78 per share. The Class A Warrants were exercisable up until the six-month anniversary of the date of issuance. The Class B Warrants are currently exercisable and will terminate on the five-year anniversary of the date of issuance.

On July 28, 2016, 7,936 Class A Warrants were exercised at an exercise price of $0.63 per share resulting in the issuance of 7,936 common shares. The remainder of the Class A Warrants expired unexercised on August 3, 2016.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We, through our operating subsidiaries, are a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli”, “TOERTO”, “WULIQIAO” and “Pottery Capital of Tang Dynasty” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles and (v) polished glazed tiles. Porcelain tiles are our major products and accounted for over 62.1% of our total revenue in for the six-months ended June 30, 2016 (2015 fiscal year: 67.6%).

We are a British Virgin Islands limited liability company whose predecessor, China Holdings Acquisition Corp (“CHAC”), was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring an operating business.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

Our manufacturing facilities operated by Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated by Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual maximum production capacity of approximately 72 million square meters of ceramic tiles. However, due to current economic conditions, we are currently utilizing production facilities capable of producing 27 million square meters and leasing out production facilities capable of producing 10 million square meters of ceramic tiles to a third party pursuant to an eight year lease. We currently have sixteen production lines (ten of them were utilized as of the end of June 2016), with each production line optimized to manufacture specific size ranges to maximize efficiency and output, with one production line being utilized pursuant to the eight year lease.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2016 and has been prepared based on the condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries. The condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim financial reporting. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The translation of certain RMB amounts as of and for the period ended June 30, 2016 into US$ is included in these financial statements solely for the convenience of readers and was made at the rate of RMB6.6459 to US$1.00, which was based on the noon buying rate on June 30, 2016 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translation should be construed as representation that RMB amounts could be converted, realized or settled into US$ at the rate stated above or at any other rate.

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Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	206,469	259,985	340,629	469,762
Cost of sales	(174,268)	(224,219)	(290,395)	(420,173)
Gross profit	32,201	35,766	50,234	49,589
Other income	5,285	259	8,202	421
Selling and distribution expenses	(2,627)	(2,712)	(7,017)	(5,439)
Administrative expenses	(5,497)	(5,583)	(11,767)	(11,039)
Finance costs	(33)	(974)	(735)	(2,082)
Other expenses	(3,376)	(350)	(4,438)	(696)
Profit/(loss) before taxation	25,953	26,406	34,479	30,754
Income tax expense	(2,468)	(7,170)	(4,984)	(8,750)
Profit/(loss) attributable to shareholders	23,485	19,236	29,495	22,004

Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September. In addition, we have observed that sales are lowest from January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, gas, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

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The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal and natural gas; and

•	Availability and price of dyes.

Clay is a key material for making ceramic tiles, and accounted for approximately 24.3% and 22.8% of our cost of sales in the six months ended June 30, 2016 and 2015, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Coal and gas are our major fuel sources for making ceramic tiles. Coal and gas accounted for approximately 5.5% and 8.3% respectively, of our cost of sales in the six months ended June 30, 2016. As a comparison, coal and gas accounted for approximately 4.7% and 9.7%, respectively, of our cost of sales in the six months ended June 30, 2015. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. Since 2015, our Hengda facility has been required by the local governmental entity to use natural gas to operate the facility. This increased our cost of goods produced at that facility because natural gas is a more expensive energy source than coal.

Dyes are another key material for making ceramic tiles, and accounted for approximately 26.8% and 25.9% of our cost of sales in the six months ended June 30, 2016 and 2015, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations in the past few years.

Other income and other expenses. Other income consists of interest income, rental income and reversal of funds reserved for the settlement of litigation due to its over-provision. Other expenses primarily consist of loss on disposal of property, plant and equipment, depreciation on rental property and interest expense.

Selling and distribution expenses. Selling and distribution expenses consist of payroll, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses. Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Finance costs. Finance costs consist of interest expense on bank loans.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law in 2016 and 2015 is 25%.

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Comparison of six months ended June 30, 2016 and June 30, 2015

Revenue. The following table sets forth the breakdown of revenue, by product categories, for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
Revenue RMB (’000)	2016	Percentage	2015	Percentage
	(Unaudited)		(Unaudited)

Porcelain	211,384	62.1%	317,352	67.6%
Glazed Porcelain	13,681	4.0%	19,799	4.2%
Glazed	15,572	4.6%	22,495	4.8%
Rustic	37,739	11.0%	44,024	9.4%
Polished Glazed	62,253	18.3%	66,092	14.0%
Total	340,629	100.0%	469,762	100.0%

Revenue decreased by RMB129.2 million, or 27.5% to RMB340.6 million ($51.6 million) in the six months ended June 30, 2016, from RMB469.8 million for the six months ended June 30, 2015. Customer demand continued to shrink in 2016, as seen by a 31% decrease in the sales volume of ceramic tiles to 10.7 million square meters for the six months ended June 30, 2016, from 15.4 million square meters for the six months ended June 30, 2015. The decrease was partially offset by a 4% increase in the average selling price to RMB31.8 ($4.8) per square meter in the six months ended June 30, 2016 from RMB30.5 per square meter in the same period last year.

Porcelain tiles. Revenue from porcelain tiles decreased by RMB106.0 million, or 33.4%, from RMB317.4 million for the six months ended June 30, 2015 to RMB211.4 million ($3.2 million) for the six months ended June 30, 2016. The sales volume decreased 34% from 11.6 million square meters for the six months ended June 30, 2015 to 7.6 million square meters for the same period in 2016. The average selling price increased by 1% to RMB27.7 ($4.2) per square meter for the six months ended June 30, 2016 from an average selling price of RMB27.4 per square meter for the six months ended June 30, 2015. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased by RMB6.1 million, or 30.8%, from approximately RMB19.8 million for the six months ended June 30, 2015 to RMB13.7 million ($2.1 million) for the same period in 2016. The sales volume decreased 29% from 0.7 million square meters from the six months ended June 30, 2015 to 0.5 million square meters from the same period in 2016. The average selling price decreased by 1% to RMB27.1 ($4.1) per square meter from the six months ended June 30, 2016 from an average selling price of RMB27.3 per square meter for the six months ended June 30, 2015.

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Glazed tiles. Revenue from glazed tiles decreased 30.7%, from RMB22.5 million for the six months ended June 30, 2015 to RMB15.6 million ($2.3 million) for the same period in 2016, mainly due to the decrease in sales volume by 30% from 1.0 million square meters from the six months ended June 30, 2015 to 0.7 million square meters from the same period in 2016. The average selling price for this product increased 2%, from RMB23.2 per square meter for the six months ended June 30, 2015 to RMB23.6 ($3.6) per square meter for the same period in 2016. Glazed tiles have a lower selling price than our other products.

Rustic tiles. Revenue from rustic tiles decreased 14.3% from RMB44.0 million for the six months ended June 30, 2015 to RMB37.7 million ($5.7 million) for the same period in 2016 due to the decrease in sales volume by 20% from 1.0 million square meters for the six months ended June 30, 2015 to 0.8 million square meters from the same period in 2016. The decrease was partially offset by a 2% increase in the average selling price, from RMB44.4 per square meter for the six months ended June 30, 2015 to RMB45.3 ($6.8) per square meter for the same period in 2016. We have been promoting rustic tiles since we introduced them in 2007 and believe that rustic tiles will become a larger portion of our product mix due to the variety of patterns and textures that can be achieved with this product.

Polished Glazed tiles. Revenue from polished glazed tiles decreased 5.7%, from RMB66.1 million for the six months ended June 30 2015 to RMB62.3 million ($9.4 million) for the same period in 2016, due to the decrease in sales volume of 6%, from 1.14 million square meters for the six months ended June 30, 2015 to 1.07 million square meters for the same period in 2016. We introduced polished glazed tiles in March 2011 and began selling them in the second quarter of 2011. We believe that this product represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are of a large size than our other tiles and we believe that demand for this series will increase in future.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product categories, for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
Cost of Sales RMB (’000)	2016	Percentage	2015	Percentage
	(Unaudited)		(Unaudited)

Porcelain	178,206	61.4%	282,705	67.3%
Glazed Porcelain	13,938	4.8%	19,484	4.7%
Glazed	14,288	4.9%	20,771	4.9%
Rustic	32,989	11.3%	39,993	9.5%
Polished Glazed	50,974	17.6%	57,220	13.6%
Total	290,395	100.0%	420,173	100.0%

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Cost of sales was RMB290.4 million ($44.7 million) for the six months ended June 30, 2016 compared to RMB420.2 million for the same period in 2015, a decrease of RMB129.8 million, or 30.9%, mainly due to the decrease in sales volume.

Gross profit. The following table sets forth the breakdown of our gross profit and gross profit margin, by product categories, for the six months ended June 30, 2016 and 2015.

	Six Months Ended June 30,
	2016		2015
RMB (’000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)

Porcelain	33,178	15.7%	34,647	10.9%
Glazed Porcelain	(257)	(1.9)%	315	1.6%
Glazed	1,284	8.2%	1,724	7.7%
Rustic	4,750	12.6%	4,031	9.2%
Polished Glazed	11,279	18.1%	8,872	13.4%
Total	50,234	14.7%	49,589	10.6%

Our gross profit increased 1.2% from RMB49.6 million for the six months ended June 30, 2015 to RMB50.2 million ($7.6 million) for the same period in 2016. Gross profit margin percentage was 14.7% for the six months ended June 30, 2016, compared to 10.6% for the same period in 2015. The year-over-year increase in gross profit margin and gross profit margin percentage was primarily driven by decrease in the cost of sales attributable to (i) a decrease in depreciation due to the Company’s taking an asset impairment charge in the fourth quarter of 2015 that reduced the value of the Company’s plant, property and equipment, and (ii) an increase in average selling price.

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Other income. Other income were RMB8.2 million ($1.2 million) for the six months ended June 30, 2016 compared to RMB0.4 million for the same period in 2015, representing an increase of RMB7.8 million, or 1,950% mainly caused by: (i) rental income of RMB4.7 million received as a result of the Company leasing out a production line from its Hengdali plant pursuant to an eight-year lease contract, and (ii) RMB1.7 million attributable to recognition of the overprovision of funds for the settlement of litigation for the six months ended June 30, 2016.

Selling and distribution expenses. Selling and distribution expenses were RMB7.0 million ($1.1 million) for the six months ended June 30, 2016 compared to RMB5.4 million for the same period in 2015, representing an increase of RMB1.6 million, or 30%, mainly due to an increase in advertisement expenses of RMB1.7 million ($0.3 million) for the six months ended June 30, 2016.

Administrative expenses. Administrative expenses were RMB11.8 million ($1.8 million) for the six months ended June 30, 2016, compared to RMB11.0 million for the same period in 2015, representing an increase of RMB0.7 million, or 7%. Higher accounting service fees were incurred in 2016 in connection with the preparation of our financial statements.

Finance costs. Finance costs was RMB0.7 million ($0.1 million) for the six months ended June 30, 2016, compared to RMB2.1 million for the same period in 2015, representing an decrease of RMB1.4 million, or 67%, mainly due to a bank loan that was fully repaid in 2016.

Other expenses. Other expenses increased 529% from RMB0.7 million for the six months ended June 30, 2015 to RMB4.4 million ($0.7 million) for the same period in 2016. The increase in other expense was mainly due to the depreciation of rental property of RMB3.3 million for the six months ended June 30, 2016.

 Profit/(loss) before taxation. Profit before taxation was RMB34.5 million ($5.2 million) for the six months ended June 30, 2016 compared to profit before taxation of RMB30.8 million for the same period in 2015, representing an increase of RMB3.7, or 12%. The increase in first half 2016 profit was mainly due to (i) the year-over-year increase in gross profit of RMB0.6 million, or 1.2%, and (ii) rental income of RMB4.7 million derived from the Company leasing out a production line from its Hengdali plant consequent to an eight-year lease contract.

Income taxes. We incurred an income tax expense of RMB5.0 million ($0.8 million) for the six months ended June 30, 2016, compared to RMB8.8 million for the same period in 2015. The decrease in income tax was primarily the result of the deferred tax assets being recognized from accumulated loss attributed from the Company’s subsidiaries for the six months ended June 30, 2016. Our PRC statutory enterprise income tax rate was 25.0% in 2015 and 2016. Excluding the loss of our BVI holding company and Hong Kong incorporated subsidiary, our effective tax rate was 14% and 28% respectively for the six months ended June 30, 2015 and 2016.

Profit/(loss) attributable to shareholders. Profit attributable to shareholders was RMB29 million ($4.4 million) for the six months ended June 30, 2016, compared to loss attributable to shareholders of RMB22.0 million for the same period in 2015, as a result of the factors described above.

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Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Six Months Ended June 30,
RMB (’000)	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from/(used in) operating activities	(1,869)	54,607	(7,631)	195,770
Net cash generated from investing activities	17	265	43,426	440
Net cash generated from/(used in) financing activities	3,518	-	(31,433)	(1,505)
Net increase/(decrease) in cash and cash equivalents	1,666	54,872	4,362	194,705
Cash and cash equivalents, beginning of period	1,474	200,983	514	61,155
Effect of foreign exchange rate differences	184	-	(1,552)	(5)
Cash and cash equivalents, end of period	3,324	255,855	3,324	255,855

We have historically financed our liquidity requirements mainly through operating cash flow and by issuing new shares.

Cash flows from operating activities. Net cash flows used in operating activities was RMB7.6 million ($1.1 million) for the six months ended June 30, 2016, compared to RMB195.8 million net cash generated from operating activities in the same period of 2015. The year-over-year decrease of RMB203.4 million was mainly attributable to an increase in the trade receivables in 2016. In the six months ended June 30, 2016, we had a cash inflow for trade receivables of negative RMB116.9 million, compared to an inflow for trade receivables of RMB88.7 million in the same period last year.

Cash flows from investing activities. Net cash flows generated from investing activities was RMB43.4 million ($6.5 million) for the six months ended June 30, 2016, compared to RMB0.4 million in the same period of 2015. The inflow in 2016 was primarily due to the decrease in restricted cash of RMB41.7 million.

Cash flows from financing activities. Net cash used in financing activities was RMB31.4 million ($4.7 million) for the six months ended June 30, 2016, compared to RMB1.5 million net cash used in financing activities. The increase in cash outflow was due to the repayment of bank borrowings of RMB40.1 million, offset by fund received from public offer of RMB8.6 million.

Inventories and trade receivables. Our inventory turnover rate decreased to 2.01 times, on an annualized basis, as of June 30, 2016 from 2.62 times for the same period of 2015. The decrease in inventory turnover rate was primarily caused by the reduction of sales volume for the six months ended June 30, 2016.

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Trade receivables turnover, net of value added tax, was 302 days as of June 30, 2016 compared with 167 days as of June 30, 2015. Due to the currently challenging economic environment since the end of 2012, we have extended the collection period for our distributors from 90 days to 150 days to address funding pressures on our distributors. Other customers were granted a credit period of 90 days in 2013 and 2012, and 120 days in 2014, 2015 and 2016. Based on our historical experience and current operation, we believe that all our trade receivables are collectable in full.

In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The contract began on March 1, 2016 and ends on February 29, 2024. The contract stipulates a rental income of RMB 15.0 million per year, including a 6% value added tax. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle.

The major sources of our liquidity for the six months ended June 30, 2016 were cash generated from operations. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

In our opinion, our working capital, including our cash, income and cash flows from operations is sufficient to fund our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, dyes and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to delays in the delivery of raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover is as follows:

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	Six Months Ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)

Inventories (RMB’000)	271,819	315,815
Inventory turnover (days) (1)	180	139

(1)	The average inventories’ turnover is computed based on the formula: (simple average opening and closing inventories balance in a half year / cost of sales) × 181 days.

Write down of inventory for the six months ended June 30, 2016 and June 30, 2015 was RMB1.4 million ($0.2 million) and RMB7.5 million, respectively. The write down of inventory for the six months ended June 30, 2016 was charged to cost of sales.

Credit Management

Credit terms to our customers

We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. Historically, credit terms were approximately 90 days for most customers. Beginning at the end of 2012, considering the challenging market conditions in China’s real estate industry, we extended the credit period for distributors to 150 days to address funding pressures of our distributors. Other customers were granted a credit period of 120 days in 2015 and 2016. As of June 30, 2016, trade receivables of RMB356,654,000 were neither past due nor impaired. RMB270,106,000 were past due but not impaired. As of June 30, 2015, trade receivables were neither past due nor impaired. We do not have a return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand designation.

Our average trade receivables’ turnover days during the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)

Trade receivables (RMB ’000)	626,760	461,262
Trade receivables turnover (days) (1)	302	167

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance in a half year (net of VAT) / revenue) × 181 days.

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Credit terms from our suppliers

The typical credit terms from our major suppliers are from one to four months after the raw materials have been delivered. Our average trade payables’ turnover days during the six months ended June 30, 2016 and 2015 were as follows:

	Six Months Ended June 30,
	2016	2015
	(Unaudited)	(Unaudited)

Trade payables (RMB ’000)	130,192	164,373
Trade payables turnover (days) (1)	108	80

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance in a half year (net of VAT) / purchases) × 181 days.

Capital Expenditures

We had no capital expenditures on property, plant and equipment for the six months ended June 30, 2016 and 2015.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. Management anticipates a modest level of capital expenditures for the remainder of 2016.

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Contractual Obligations

Our contractual obligation represents operating lease obligations, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2016:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Operating lease obligations (1)	47,199	6,907	27,629	12,663	-
Other obligations (2)	4,595	468	4,127	-	-
Total	51,794	7,375	31,756	12,663	-

(1)	We lease plant buildings, production factories, warehouses and employees’ dormitories from non-related parties under non-cancellable operating lease arrangements.

(2)	Other obligations includes the advertising expenditure contracted but not provided for in the financial statements.

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Dividend Policy for Fiscal 2016

Our Board of Directors has not yet made a determination as to the Company’s dividend policy for fiscal year 2016. However, there are concerns of a continued slowdown in China’s economy as well as China’s real estate sector which would negatively impact the building materials industry. Further, we believe that it is likely that difficult market conditions in our business sector will prevail for the rest of the year. Therefore, while the Board of Directors will engage in additional deliberations in the future as to our dividend policy, it is unlikely that the Company will pay a dividend to shareholders in fiscal year 2016.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 2.6% in both 2012 and 2013, 2.0% in 2014 and 1.4% in 2015, according to the National Bureau of Statistics. In the past, the Chinese government has implemented various policies from time to time to control inflation. For example, the Chinese government has periodically introduced measures in certain sectors to avoid overheating of the economy, including tighter bank lending policies, increases in bank interest rates, and measures to curb inflation, which has resulted in a decrease in the rate of inflation. An increase in inflation could cause our costs for energy, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations:

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods. Once goods are accepted by a customer, there is no continuing management involvement with the goods and we do not have the obligation to accept the return of the goods to us from the customer.
•	Interest income is recognized on a time-proportion basis using the effective interest method.

Impairment of non-financial assets

Impairment testing is made on our goodwill at each reporting date. Property, plant and equipment and land use rights are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date.

If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

Calculation of recoverable amount

An asset’s recoverable amount is the greater of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to that cash-generating unit (or group of units), and then, to reduce on a pro rata basis the carrying amount of the other assets in the unit (or group of units), except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Critical Accounting Estimates and Assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment and land use rights

Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment and land use rights. Such estimation was based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. There was no impairment loss recognized for the six month periods ended June 30, 2016 and 2015.

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Impairment loss of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. We performed goodwill impairment test annually. No impairment loss was recognized for the six month periods ended June 30, 2016 and 2015.

Income tax

We have exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amounts of our income tax payable as of December 31, 2015 and June 30, 2016 were RMB5,293,000 and RMB5,413,000 ($814,000), respectively.

Impairment of trade receivables

We assess the collectability of trade receivables. This estimate is based on the credit history of our customers and the current market condition. We assess the collectability of trade receivables at the balance sheet date and make the provision, if any. The identification of doubtful debts requires the use of judgment and estimates. Judgment is required in assessing the ultimate realization of these receivables, including the current creditworthiness, past collection history of each customer and on-going dealings with them. Where the expectation is different from the original estimate, such difference will impact the carrying value of trade and other receivables and doubtful debts expenses in the period in which such estimate has been changed. The carrying amounts of our trade receivables as of December 31, 2015 and June 30, 2016 were RMB509,903,000 and RMB626,760,000 ($94,308,000), respectively.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors. The carrying amounts of our inventories as of December 31, 2015 and June 30, 2016 were RMB306,853,000 and RMB271,819,000 ($40,900,000), respectively.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated September 28, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 28, 2016

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer

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